Exhibit 10.3

Clinical Trial Agreement

This Clinical Trial Agreement (“Agreement”) is made as of this 19th day of September, 2016 (“Effective Date”) by and between Creative Medical Technologies, Inc. with a place of business at 2017 W. Peoria Avenue, Phoenix, AZ, 85029 (“CMT”) and Los Angeles Biomedical Research Institute at Harbor-UCLA Medical Center, a non-profit biomedical research and education institute located at 1124 W. Carson Street, Building N-14, Torrance, CA 90502 (“Institution”).

CMT desires to have Institution conduct a clinical trial to be supervised by its member Jacob Rajfer, M.D., (“Principal Investigator”) under the CMT patented intellectual property and protocol entitled, “Feasibility Study of Intra-cavernosal Administration of Non-Expanded Autologous Bone Marrow Cells in Treatment of Erectile Dysfunction”, (“Study”). CMT wishes to provide certain support for the Study, as is more fully described in Section 4 of this Agreement.

The Institution and CMT are hereinafter each individually referred to as a “Party” and collectively referred to as the “Parties”.

Accordingly, the Parties agree as follows:

1.	Investigators and Re se arch Staff

1.1	Principal Investigator. The Study will be supervised and completed by Principal Investigator at Institution.

1.2	Obligations. Institution will ensure that Principal Investigator and any other personnel who participate in the conduct of the Study abide by all applicable terms of this Agreement. Institution is responsible to CMT for compliance by all personnel, including the Principal Investigator, with the terms of this Agreement.

1.3	Delegation of Duties by Principal Investigator. Principal Investigator may delegate duties and responsibilities to sub-investigators or research staff only to the extent permitted by Food and Drug Administration (FDA) regulations governing the conduct of clinical investigations.

1.4	Compliance with Institutional Policies. Institution will ensure that Principal Investigator complies with Institution’s policies and procedures, including applicable financial policies. Institution will notify CMT promptly of any conflict between the terms of this Agreement and any such policy or procedure, and the parties will attempt to reach an appropriate accommodation.

2.	Protocol

2.1	Protocol. The Study will be conducted in accordance with a protocol developed by CMT (“Protocol”).

2.2	Ame ndme nts. If CMT modifies the IRB-approved final Protocol, CMT will inform Principal Investigator in writing and seek approval from IRB for any such amendments.

3.	Study Conduct

3.1	Sponsorship. This is a sponsored study, CMT has designed the study and CMT is funding the Study.

3.2	Regulatory. CMT is solely responsible for any and all safety reporting and regulatory obligations associated with the conduct of the Study.

3.3	Standards. Principal Investigator will conduct the Study in accordance with the Protocol, International Conference on Harmonization Good Clinical Practice (ICHGCP) guidelines, and all applicable governmental laws, rules, and regulations.

3.4	IRB Approval. If required, Principal Investigator will ensure that the Study is approved by and subject to continuing oversight by an appropriate Institutional Review Board (IRB). Institution will provide CMT with documentation of both the initial IRB approval and annual renewals of that approval. Institution will notify CMT promptly of any withdrawal or suspension of IRB approval during the term of this Agreement.

3.5	Informed Consent. Principal Investigator will obtain informed consent for each Study subject in accordance with 21 Code of Federal Regulations Part 50 and will Inform Study subjects that CMT is providing support for the Study. CMT has no obligation to participate in the development of, or to review or comment on, the informed consent form.

3.6	Monitoring and Data Collection. CMT may monitor the Study and receive any subject-level Study data, excluding the identity of any patients involved with the Study. During and for a period of at least two years after the completion of the Study, CMT shall promptly report to the Investigator any information that could directly affect the health or safety of past or current Study subjects or influence the conduct of the study, including but not limited to the Study results and information in site monitoring reports and data safety monitoring committee reports as required by the Protocol. In each case, the Investigator and Institution shall be free to communicate these findings to each Study subject and the IRB.

3.7	Duration of Study. Principal Investigator expects to complete Study conduct by April 30, 2018. If required, the Study must be approved by CMT should an extension past April 30, 2018 to complete the Study is needed.

3.8	Status Updates. Principal Investigator will provide CMT with an update of Study status at least once per quarter during the term of this Agreement, or more frequently if mutually agreed by the Parties. Each status update will include subject enrollment, publication plans, any adjustments in estimated study completion date, and any other information reasonably requested by CMT.

4.	Research Support. CMT will provide funding in support of the Study in accordance with the payment schedule and budget in Attachment A. This funding constitutes the CMT Financial Support for this Study. In addition, CMT shall provide the Institution with all equipment and supplies necessary to conduct the Study as required hereby, the sufficiency and adequacy of the equipment and supplies to be reasonably determined by the Institution. The provision of the equipment and supplies so described and the CMT Financial Support constitutes the Research Support for this Study.

4.1	Basis of Support. This financial support is not conditioned on any pre-existing or future research or business relationship between the Principal Investigator and CMT or Institution and CMT. It is also not conditioned on any business, research or other decisions the Principal Investigator or Institution has made, or may make, relating to CMT or CMT Products.

4.2	Use of Financial Support. The Principal Investigator and Institution will use the financial support solely for purposes of the Study.

4.3	Study Budget. Institution represents that the Institution-provided study budget upon which the support is based reflects an informed estimate of all funds required to complete the Study.

4.4	Disclosure by CMT. In the interest of transparency relating to its financial relationships with investigators and study sites, CMT may publicly disclose the funding associated with this Agreement. Any such report by CMT will clearly differentiate between payments made to institutions and payments made to individuals.

5.	Study Data. Principal Investigator and Institution are free to publish the results of the Study, subject to the provisions in Section 7 (Publications), and to use data generated from the Study for their own research and educational purposes and programs. However, in consideration of the CMT support, Principal Investigator and Institution shall not use or permit others to use Study data for the commercial benefit of any third party.

6.	Study Report. No later than ninety (90) days after the final examination and follow-up review of any patient included within the Study, Principal Investigator will provide CMT with a written report of the Study results (“Study Report”). The Study Report may take the form of a manuscript for publication (see Section 7, Publications). If the Agreement is terminated early, the Study Report shall include, at minimum, the results of the Study up until the date of termination.

7.	Publications. CMT supports the exercise of academic freedom and encourages Principal Investigator to publish the results of the Study, whether or not the results are favorable to CMT or any CMT product.

7.1	Pre-Publication Review. Principal Investigator will provide CMT an opportunity (a minimum of 30 days before submission or other public disclosure) to prospectively review any proposed publication, abstract, or other type of disclosure that reports the results of the Study (collectively, “Publication”). CMT further recognizes and accepts that under Institution’s mission as a non-profit, responsible medical center, Institution and its investigators must have a meaningful right to publish research results without CMT’s approval or editorial control, regardless of the Study’s outcome; provided, however, that if reasonably requested by CMT, Institution shall not publish or publicly disclose any confidential information belonging to CMT. If CMT reasonably determines that the proposed publication or public disclosure contains patentable subject matter which requires protection, CMT may request the delay of publication or public disclosure for a period of time not to exceed ninety (90) days for the purpose of filing patent applications. If no written response is received from CMT within the applicable review period, it may be conclusively presumed that publication or public disclosure may proceed without delay.

7.2	Standards. For all Publications, Principal Investigator will comply with recognized ethical standards concerning publications and authorship, including the Uniform Requirements for Manuscripts Submitted to Biomedical Journals, established by the International Committee of Medical Journal Editors.

7.3	Disclosure of Support. Principal Investigator will disclose CMT support of the Study in any Publication of Study results.

8.	Indemnification; Insurance ; Subject Injury.

8.1	CMT will indemnify and hold harmless the County of Los Angeles, the Institution, Site, Principal Investigator, and Institution and Site’s trustees, directors, officers members and employees (collectively, “Indemnified Parties”) against any and all liabilities, losses, damages, costs, and expenses including reasonable attorneys’ fees and costs (collectively, “Losses”) they may suffer in connection with any claim or lawsuit brought by a third party: (a) for bodily injury, including death, arising out of the conduct of the Study in accordance with the Protocol and the Agreement, (b) that arises out of CMT’s use of the Study results, or (c) that arises out of the negligence, recklessness, or willful misconduct of CMT or its directors, officers, employees, or agents. Notwithstanding the foregoing, CMT will not be obligated to indemnify the Institution Indemnitees to the extent that such Losses arise from (i) negligence, recklessness, or willful misconduct on the part of any of the Institution Indemnitees or the Study Personnel, or (ii) a breach of the Institution’s obligations, representations, or certifications under this Agreement.

8.2	Institution agrees to indemnify, defend, and hold harmless CMT and CMT’s (the “CMT Indemnitees”) from any and all Losses they may suffer in connection with any claim or lawsuit brought by a third party arising out of: (a) the negligence, recklessness, or willful misconduct on the part of the Institution or Institution’s officers, employees, agents, and subcontractors (including Study Personnel), or (b) a breach of the Institution’s obligations, representations, or certifications under this Agreement. Notwithstanding the foregoing, Institution will not be obligated to indemnify the Sponsor Indemnitees to the extent that such Losses arise from (i) the negligence, recklessness, or willful misconduct on the part of any of the Sponsor Indemnitees, or (ii) a breach of the Sponsor’s obligations, representations, or certifications under this Agreement.

8.3	Each party’s agreement to indemnify, defend, and hold the other party and its respective indemnitees harmless is conditioned upon the indemnified party: (a) providing written notice to the indemnifying party of any claim, demand, or action arising out of the indemnified activities within thirty (30) days after the indemnified party has knowledge of such claim, demand, or action, provided that any failure on the part of an indemnified party to notify the indemnifying party of receipt of notice of a claim will relieve the indemnifying party of its obligation to indemnify the indemnified party for such claim under this Agreement only to the extent that the indemnifying party has been prejudiced by the lack of timely and adequate notice; (b) permitting the indemnifying party to assume full responsibility and authority to investigate, prepare for, defend against, and settle any such claim or demand; and (c) assisting the indemnifying party, at the indemnifying party’s reasonable expense, in the investigation of, preparation for, and defense of any such claim or demand. If the indemnifying party assumes the defense of a third party claim, the indemnifying party will not be subject to any liability for any settlement of such claim made by the indemnified party without the indemnifying party’s consent, which consent may not be unreasonably withheld or delayed.

8.4.	During the term of this Agreement and for at least one (1) year thereafter, Institution will, at its own expense, carry and maintain medical professional liability insurance with limits of not less than one million dollars ($1,000,000) per incident and there million dollars ($3,000,000) per aggregate for each person and entity peforming services under this Agreement, including but not limited to Institution and Investigator. These policies will provide coverage for incidents, claims, and suits arising from activities performed in connection with this Agreement and reported during the term of this Agreement, as well as those incidents, claims, and suits arising from such activities but reported after the expiration or termination of this Agreement.

8.5	During the term of this Agreement and for at least one (1) year thereafter, Sponsor will, at its own expense, carry and maintain in full force insurance coverage to support its obligations under the indemnification, liability and related provisions of this Agreement, with limits of not less than one million dollars ($1,000,000) per incident and three million dollars ($3,000,000) per aggregate. These policies will provide coverage for incidents, claims, and suits arising from activities performed in connection with this Agreement and reported during the term of this Agreement, as well as those incidents, claims, and suits arising from such activities but reported after the expiration or termination of this Agreement.

Either Party will at the request of other party, have its insurance carrier for such insurance furnish to the requesting party, a certificate that such insurance is in force, such certificate to indicate any deductible and/or self-insured retention and stipulate that such insurance will not be canceled while this Agreement is in effect without at least thirty (30) days prior written notice to requesting party.

8.6	CMT will reimburse Institution for reasonable and necessary medical expenses, including hospitalization, it incurs in providing necessary medical treatment to a Study subjects who are injured or have adverse reactions directly resulting from any research procedure performed in accordance with the Protocol, provided that such adverse reactions, or research procedures performed, are in no way attributable to: (a) a failure of the Institution and/or Investigator to adhere to the Protocol, (b) the negligence or misconduct of any agents, contractors, or employees of Site or Institution or, (c) the natural progression of a subject’s underlying, re-existing medical condition or disease. For clarity, CMT will not pay for the treatment of medical complications that are a part of the natural course of the primary disease, but will reimburse Institution for reasonable and necessary medical expenses incurred for the treatment by Institution of aggravations of existing conditions that directly result from any research procedures performed in accordance with the Protocol.

9.	Adverse Experiences. CMT shall promptly notify Investigator of any findings of new and unexpected serious adverse events rising from CMT’s monitoring of the Study that could affect the safety of subjects, and trends or patterns of non-serious or expected adverse events that occur at a specificity or severity that is inconsistent with prior observations all in accordance with the obligations set forth in 21 C.F.R. 312.32(c), 21 C.F.R. 312.55 (b), 21 C.F.R. 56.108 (b) and FDA’s Guidance on Adverse Event Reporting to Institutional Review Boards in Clinical Trials (January 2009). In the event that any adverse reactions associated with the Study Drug indicate the possibility of significant health hazards, Institution and Investigator shall notify Sponsor within twenty-four (24) hours of making such discovery. Institution and Investigator shall at all times have the right to provide information regarding such adverse events to Study subjects if it is determined that such adverse events may have an effect on the Study subject’s health.

10.	Use of Name. The use by any Party of the name, trademark, trade name, logo or any adaption thereof, of any other Party in any publication, press release, advertisement, announcement, promotional material, or promotional activity relating to the Study requires the prior written consent of the other Party, subject, however, to the following:

a. CMT may, without prior consent, identify Institution as the entity conducting the Study, and identify the Principal Investigator as conducting the Study at the Institute. This paragraph does not apply to information of Sub-investigators or other study personnel.

b. Institute and Principal Investigator may, without prior consent, disclose their participation in the Study (Including the name of CMT, name of the Study, protocol number, funding amount, and any information available in a public registry) as required by law, court order, or state regulation; or in (1) C.V.s, (2) their website, (3) industry directories, (4) presentations, (7) grant applications to non-commercial funding sources, (8) government reports and filings, and (9) conflict-of-interest reports. This paragraph applies to Sub-investigators and other study personnel.

c. CMT, as required by law or regulation, may disclose and make public the terms and conditions of this Agreement, including, but not limited to, the name of Institution and Principal Investigator and the amount of payments under this Agreement.

11.	Intellectual Property. Intellectual Property that either Party owned prior to execution of this Agreement, or develops independently of the Study and other Party’s confidential information is that Party’s separate property. It is not affected by this Agreement. Neither Party has any claims to or rights in such Intellectual Property of other Party.

10.1	Inventorship. Inventorship shall be determined under federal patent laws.

10.2	Institution Intellectual Property. All individual or collective inventions, improvements or discoveries, whether or not patentable or copyrightable which are conceived or made solely by one or more employees or members of the Institution (“Institution Intellectual Property”) in performance of the Study during the term of this Agreement shall be considered Institution Intellectual Property. All rights and title to Institution Intellectual Property created pursuant to the Study shall belong to Institution and shall be subject to the terms and conditions of this Agreement.

Notwithstanding the foregoing, however, Institution acknowledges and agrees that it shall not under any circumstance make commercial use of Institution Intellectual Property in such a way as to compete with any business of CMT, including any of its productions whether existing or prospective, or gain commercial advantage over any such business of CMT as a result thereof. In consideration of CMT's support of Institution in performance of any such clinical testing or other services provided under this Agreement, Institution hereby grants to CMT an option for an exclusive license to said Institution Intellectual Property, which shall expire six months after Institution has provided written notice to CMT of any such invention, improvement or discovery made by Institution ("Option Period"). Upon exercise of the option in writing, the Parties will meet within thirty (30) days to begin negotiating the terms of the license. The Parties agree to negotiate in good faith. In the event a license is not executed within six (6) months from the exercise of the option, or the option is not exercised within the Option Period, the Institution shall be free to license the Institution Intellectual Property to others at the Institution's sole discretion with no further obligation to the CMT.

10.3	CMT Intellectual Property. All individual or collective inventions, improvements or discoveries, whether or not patentable or copyrightable which are conceived or made solely by one or more employees of CMT (“CMT Intellectual Property”) in performance of the Study during the term of this Agreement shall be considered CMT Intellectual Property. All rights and title to CMT Intellectual Property created pursuant to the Study shall belong to CMT and shall be subject to the terms and conditions of this Agreement.

10.4	Joint Intellectual Property. All individual or collective inventions, improvements or discoveries, whether or not patentable or copyrightable which are conceived and reduced to practice jointly by one or more employees or members of each Party (“Joint Intellectual Property”) in performance of the Study during the term of this Agreement shall be considered Joint Intellectual Property. All rights and title to Joint Intellectual Property created pursuant to the Study shall belong jointly to Institution and CMT and shall be subject to the terms and conditions of this Agreement.

a.	Each Party will promptly notify the other when Joint Intellectual Property is created. Inventions made jointly by CMT and Institution will be owned jointly by CMT and Institution CMT shall accordingly have the right, at its option and expense, and through patent attorneys or agents of its choice, to make all decisions with respect to, and to otherwise control preparation, filing and prosecution (including any proceedings relating to reissues, reexaminations, protests, interferences, and requests for patent extensions or supplementary protection certificates) of any patent application with respect to any Joint Intellectual Property and to maintain any patents issuing therefrom. CMT shall provide Institution an opportunity to review decisions related to the prosecution of any patent application based upon Joint Intellectual Property.

b.	CMT shall not retain patent attorneys or agents if such representatives pose a conflict of interest with respect to the Institution’s rights in Institution Intellectual Property and Joint Intellectual Property..

c.	If CMT elects not to exercise its rights in the Joint Intellectual Property or CMT decides to discontinue or refrain from providing the financial support for the prosecution or maintenance of patents or patent applications claiming Joint Intellectual Property, then CMT shall be deemed to have irrevocably assigned its rights in such patents and patent applications to the Institution and, as a result, the Institution shall be free to file or continue prosecution or maintain any such application(s) and to maintain any protection issuing thereon in the United States of America and in any foreign country at the Institution’s sole expense and all rights in the applicable patent or patent applications shall thereupon be transferred to the Institution.

12.	Grant of Rights . Institution hereby grants to CMT, an exclusive option at CMT’s sole election, to negotiate for an exclusive license to Institution’s interest in any Joint Intellectual Property. Terms and conditions of these licenses are to be negotiated in good faith and agreed upon between Institution and CMT. CMT shall notify Institution by written notice within ninety (90) days of agreement of the Parties whether or not CMT elects to exercise the option. If CMT either (i) elects not to exercise its option or (ii) fails to provide written notice within such ninety (90) day period, then CMT shall automatically be deemed to have relinquished any rights it may have to any Intellectual Property or license described in this section. If CMT provides Institution written notice of its exercise of the option, the parties shall exclusively negotiate in good faith, for a period of ninety (90) days, a license to the applicable Institution Intellectual Property and Joint Intellectual Property on terms consistent with the terms of this paragraph. If, after good faith negotiations, no agreement is reached by the parties within such ninety (90) day period, Institution shall be free to enter into a license agreement with any third party for any Institution Intellectual Property and to license its rights in any Joint Intellectual Property to any third party.

13.	Termination.

12.1	Termination Events. Termination of this Agreement will be triggered by the earlier of any of the following events.

a.	Study Completion. The Agreement will terminate with the Study is complete, which means the completion of all Protocol-required activities for all enrolled subjects and receipt, by CMT, of a final Study Report.

b.	Early Termination by Institution. If Institution terminates the Study early, for any reason, Institution may terminate the Agreement on the conditions that (i) thirty (30) days written notice of termination is provided to CMT, and (ii) in the event that any patients remain enrolled in the Study as of the date of Institution’s decision to termination, then Institution shall, notwithstanding its termination of the Agreement, continue to comply with the requirements of both the IRB and federal regulations affecting clinical study patient follow-up examination and care.

c.	Early Termination by CM T. CMT may terminate the Agreement early in any of the following circumstances:

i.	The Protocol is modified in a way unacceptable to CMT (see section 2.2, Amendments);

ii.	Study conduct is not completed within six months after the target date ( see Section 3.7, Duration of Study);

iii.	The Study does not start within six months of the Effective Date of this Agreement.

iv.	The Study design or objectives are no longer scientifically relevant.

d.	Termination for Cause. Either Party may terminate the Agreement immediately upon notification for cause, including but not limited to uncured material breach of the terms of this Agreement by the other Party.

e.	Effective Date of Termination. If termination is triggered by events described in Sections 10.1 a. b. or c above, termination will be effective after completion by both parties of any remaining applicable Agreement obligations.

f.	Payment upon Termination. If the Agreement is terminated early for any reason other than an uncured material breach of this Agreement by Principal Investigator or Institution, CMT will pay a pro rata portion of the total funding, less payments already made.

12.2	Miscellaneous

a.	Debarment and Exclusion. Institution certifies that neither it nor Principal Investigator is debarred under subsections 306(a) or (b) of the Federal Food, Drug, and Cosmetic Act and that it has not and will not use in any capacity the services of any person debarred under such law with respect to services to be performed under this Agreement. Institution also certifies that neither it nor Principal Investigator is excluded from any federal health care program, including but not limited to Medicare and Medicaid. Institution will notify CMT promptly if either of these certifications needs to be amended in light of new information.

b.	Warranty. INSTITUTION MAKES NO WARRANTIES OR REPRESENTATIONS INCLUDING, BUT NOT LIMITED TO, WARRANTIES OF FITNESS FOR A PARTICULAR PURPOSE OR MERCHANTABILITY REGARDING THE RESULTS OF THE STUDY.

c.	Governing Law. This Agreement shall be governed by and construed under the laws of the State of California, without regard for its conflict of law provisions.

d.	Notice. All notices required under this Agreement will be in writing and be deemed to have been given when hand delivered, sent by overnight courier or certified mail, as follows, provided that all urgent matters, such as safety reports, will be promptly communicated via telephone, and confirmed in writing:

If for Institution:	Los Angeles Biomedical Research Institution at
Harbor-UCLA Medical Center
Grants and Contracts Administration
1124 W. Carson St.
Torrance, CA 90502
Phone: (424) 571-7631
Attention: Patrick Rosal

If for CMT:	Creative Medical Health, Inc.
2007 West Peoria Avenue
Phoenix, Arizona 85029

Phone: (480) 789-9939
Attention: Timothy Warbington, President & CEO

e.	Entire Agreement. This agreement and its attachments constitute the entire agreement between the parties with respect to this subject matter. All express or implied representations, agreements and understandings, either oral or written, heretofore made are expressly superseded by this Agreement. This Agreement may be amended, or any term hereof modified, only by a written instrument duly executed by both parties.

f.	Independent contractors. Each party hereby acknowledges that the parties shall be independent contractors and that the relationship between the parties shall not constitute a partnership, joint venture or agency. Neither party shall have the authority to make any statements, representations or commitments of any kind, or to take any action, which shall be binding on the other party, without the prior consent of the other party to do so.

g.	Waive r. The waiver by a party of any right hereunder, or of any failure to perform or breach by the other party hereunder, shall not be deemed a waiver of any other right hereunder or of any other breach or failure by the other party hereunder whether of a similar nature or otherwise.

h.	Conflict with Attachments. If there is any conflict between this agreement and any Attachments to it, or between the Agreement and the Protocol, the terms of this Agreement will control.

i.	Counterparts. This Agreement may be executed in separate counterparts, and by facsimile or electronically as a portable document format (pdf) file or similar electronic file, each of which will be deemed an original, and when executed separately or together, will constitute a single original instrument, effective in the same manner as if the parties had executed one and the same instrument.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives.

CREATIVE MEDICAL HEALTH, INC.		LOS ANGLES BIOMEDICAL RESEARCH
INSTITUTE AT HARBOR-UCLA MEDICAL CENTER

By:	/s/ Timothy Warbington	By:	/s Allison Weber
Name:	Timothy Warbington	Name: Allison Weber
Title:	President & Chief Executive Officer	Title: Director, Research Administration
Date:		Date: 9/20/16

READ AND ACKNOWLEDGED:

By:	/s/ Jacob Rajfer, MD
Name:	Jacob Rajfer, MD
Title:	Principal Investor
Date:	9/19/2016

Attachment A

Payment Schedule

Site will send payment requests to:

ATTN:

Creative Medical Technologies, Inc.

C/O Timothy Warbington

2017 W. Peoria Ave.

Phoenix, AZ 85029

Email: ceo@creativemedicalhealth.com

CMT will send payments to:

Payee:	Los Angeles Biomedical Research Institute at Harbor-UCLA Medical Center

Institution:	Los Angeles Biomedical Research Institute at Harbor-UCLA Medical Center

Address:	PO Box 60637
Terminal Annex
Los Angeles, CA 90060

C/O:	021760-01-00/J. Rajer, MD

Taxpayer ID: 95-2138184